UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 1-15096

Serono S.A.
(Translation of registrant’s name into English)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .

News Release

January 8, 2007

Merck Serono Is Launched

•                  Top management appointed

•                  Integration process begins

•                  Erbitux® production consolidated in Switzerland

Geneva, Switzerland, January 8, 2007 – Following the successful closing of the Share Purchase Agreement (SPA) and the resolutions passed during the Extraordinary General Meeting of Serono S.A.(1), Merck KGaA today announced the official launch of Merck Serono S.A. (virt-x: SEO and NYSE:SRA).

“With the combined innovative power of two strong companies, we have the unique opportunity to create a superb union of pharmaceutical chemistry and biotechnology,” said Elmar Schnee, new Chief Executive Officer of Merck Serono S.A. “We want to utilize the best of both companies. A total of 28 projects in clinical development, a combined R&D budget of approximately EUR 1 billion and the two key growth drivers Erbitux® for oncology and Rebif® for the treatment of multiple sclerosis, give us the best foundations for a successful future.”

(1) The shareholders have approved amendments to the Company’s Articles of Association. The name of the Company was changed to Merck Serono S.A. and other amendments related to corporate organizational issues were also approved. The shareholders also appointed new Directors.

Merck Serono
9 Chemin des Mines	Corporate Media Relations	Corporate Investor Relations
1211 Geneva	Tel:+41 22 414 36 00	Tel:+41 22 414 36 01
Switzerland	Media Relations, USA	Investor Relations, USA
www.merckserono.ch	Tel:+1 781 681 23 40	Tel:+1 781 681 25 52

Top management appointed

Merck Serono S.A. will be managed as a subsidiary of Merck KGaA by a Management Team comprising:

•                  Elmar Schnee, CEO of Merck Serono S.A. and Member of the Executive Board of Merck KGaA

•                  Olaf Klinger, Chief Financial Officer of Merck Serono S.A.

•                  François Naef, Chief Administrative Officer of Merck Serono S.A.

The Board of Directors was already elected at the Extraordinary General Meeting of Serono S.A. on January 5. It comprises:

Michael Becker (Chairman), Peter Bohnenblust, Josef Dubacher, Carlo Lombardini, Elmar Schnee, Axel von Wietersheim and Philippe Tischhauser.

Integration process begins

With the closing of the Share Purchase Agreement, the integration process will now  move forward. Following the conclusion of the planning phase, 25 integration teams consisting of about 170 integration managers will rapidly implement the integration processes throughout the company. The project will be led by an Integration Steering Committee headed by Karl-Ludwig Kley, Vice Chairman of the Executive Board of Merck KGaA. “The aim is to achieve a clearly performance-oriented organization – a structure based on transparency, fairness, honesty and mutual respect,” said Kley.

The Merck Serono division

In the course of 2007, Merck Serono S.A. will be combined with the current Merck Ethicals division and operate as the new Merck Serono division within the Pharmaceuticals business sector of Merck KGaA. The headquarters of this division will be in Geneva, Switzerland. This move will create a leading global supplier of biopharmaceutical products with pro forma sales (2005) of around EUR 3.6 billion and about 14,500 employees worldwide. The R&D budget amounts to about EUR 1 billion.

The Executive Management Board of the Merck Serono division will comprise an international team of experienced executives from both companies:

Elmar Schnee (Head), Franck Latrille (Deputy Head, Development, International), Roland Baumann (Strategy, Management Process & Compliance), Vincent Aurentz (Business Development, Portfolio Management), Bernhard Kirschbaum (Research), Richard Douge (Marketing), Wolfgang Wein (Oncology), Roberto Gradnik (Europe), Fereydoun Firouz (U.S.), Hanns-Eberhard Erle (Production), François Naef (Human Resources) and Dorothea Wenzel (Controlling).

Special emphasis will be placed on the therapeutic areas of oncology, neurology and autoimmune and inflammatory diseases. In addition, Merck Serono will have a presence in the markets for infertility, metabolic endocrinology, type 2 diabetes and cardiovascular treatments.

Globally, Merck Serono will operate under the new name and with a new logo, which will appear on buildings, letterhead and business cards. Pharmaceutical packaging will also be changed to the new design in the coming months and years. In the United States, the business will operate under the name EMD Serono.

Erbitux® production to be consolidated in Corsier-sur-Vevey

For efficiency reasons, the planned production facility for Erbitux® will be consolidated in Corsier-sur-Vevey, Switzerland. Merck will continue to invest in its Pharmaceuticals and Chemicals business sectors at headquarters in Darmstadt.

Further steps

Merck has indicated that, subject to clearance by the Swiss Takeover Board, on January 9 it plans to make a public tender offer under Swiss law for remaining Merck Serono (formerly Serono) bearer shares in free float. This offer will not extend into the United States.

Important Information

The information contained in this press release is neither an offer to acquire nor an invitation to sell or make an offer to sell securities (especially shares or American depositary shares of Merck Serono S.A.).

In particular, this document does not constitute an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The shares referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration under the Securities Act or an available exemption from such registration. The issuer of the shares does not intend to register any portion of the offering in the United States or to conduct any public offering of the shares in the United States.

No Offer will be made in the United States of America

The public tender offer referenced herein is not being made, directly or indirectly, in or into the United States, or by use of the United States mails, or by any means or instrumentality (including, without limitation, the post, facsimile transmission, telex and telephone or electronic transmission by way of the internet or otherwise) of United States interstate or foreign commerce, or of any facility of a United States national securities exchange, and the offer cannot be accepted by any such use, means or instrumentality or from within the United States. Copies of the offer prospectus or any related documents are not being mailed or otherwise distributed or sent in or into the United States and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from the United States and doing so will render invalid any related purported acceptance of the offer.

This communication is not an extension of the offer in the United States.

Note regarding forward-looking statements

The information in this document may contain “forward-looking statements.” Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of Merck Serono S.A. and of Merck KGaA resulting from the proposed transaction.  These statements are based on the current expectations of management of Merck Serono S.A., Merck KGaA and E. Merck OHG, and are inherently subject to uncertainties and changes in circumstances.  Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Merck Serono S.A., Merck KGaA and E. Merck OHG do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

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About Merck Serono

Merck Serono is a global biotechnology leader, with sales in over 90 countries. The Company is the world leader in reproductive health, with Gonal-f®, Luveris® and Ovidrel®/Ovitrelle®. It has strong market positions in neurology, with Rebif®, as well as in metabolism and growth, with Saizen®, Serostim® and Zorbtive™. The Company has recently entered the psoriasis area with Raptiva®. Merck Serono’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology and autoimmune diseases.

Bearer shares of Merck Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.,
a Swiss corporation
(Registrant)

Date	January 9, 2007	By:	/s/ Francois Naef
Name: Francois Naef
Title: Chief Administrative Officer